EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$360	$473	$583	$592	$376	$320	$324
Fixed Charges	254	256	342	362	390	408	461
Earnings	$614	$729	$925	$954	$766	$728	$785

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$254	$256	$342	$362	$390	$406	$458
Interest Factor in Rentals	—	—	—	—	—	2	3
Total Fixed Charges	$254	$256	$342	$362	$390	$408	$461

Ratio of Earnings to Fixed Charges	2.42	2.85	2.70	2.64	1.96	1.78	1.70

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.